Exhibit 99.2

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Quebec Canada J0A 1B0
www.cascades.com

CASCADES RENEWS ITS NORMAL COURSE ISSUER BID

Kingsey Falls, March 13, 2014 - Cascades Inc. (TSX: CAS) announces that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid will commence on March 17, 2014 and will not continue beyond March 16, 2015. The Common Shares purchased shall be cancelled.

The notice will enable Cascades to acquire up to 1,502,206 Common Shares which represents approximately 1.6% of the 93,887,849 issued and outstanding Common Shares as of March 1st, 2014. Since March 1st, 2013, Cascades purchased 49,600 Common Shares at an average weighted cost of $4.91.

The average daily trading volume of Cascades’ Common Shares was 91,033 on the Toronto Stock Exchange over the last six completed calendar months (the ADTV). Accordingly, Cascades is entitled to purchase up to 25% of the ADTV on any trading day being 22,758 Common Shares.

All purchases will be made through the facilities of the Toronto Stock Exchange in accordance with its requirements.

Cascades considers that the shares to be acquired may, from time to time, be undervalued in the market and represent an excellent opportunity to enhance shareholder value.

Founded in 1964, Cascades produces converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs more than 12,000 men and women who work in more than 100 production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

For further information:	Source:
Robert F. Hall
MEDIA	Vice-President, Legal Affairs and Corporate Secretary
Hugo D’Amours
Vice-President, Communications and Public Affairs
(819) 363-5164

INVESTORS
Riko Gaudreault
Director, Investor relations
(514) 282-2697